UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Diamond Resorts International, Inc.
 (Name of Issuer)
Common Stock, par value $0.01
 (Title of Class of Securities)
25272T104
 (CUSIP Number)
Robert Saperstein
330 Madison Avenue
New York, NY 10017
(212) 901-9402
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 25272T104		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
GUGGENHEIM CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13D

CUSIP No.: 25272T104		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
GUGGENHEIM PARTNERS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13D

CUSIP No.: 25272T104		Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

SCHEDULE 13D

CUSIP No.: 25272T104		Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS
GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

.

SCHEDULE 13D

Page 6 of 8 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, Guggenheim Partners Investment Management Holdings, LLC and Guggenheim Partners Investment Management, LLC (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on August 5, 2013, as amended by Amendment No. 1, filed by the Reporting Persons on August 18, 2014, Amendment No. 2, filed by the Reporting Persons on March 4, 2015, Amendment No. 3, filed by the Reporting Persons on March 11, 2015, Amendment No. 4, filed by the Reporting Persons on March 24, 2015, and Amendment No. 5, filed by the Reporting Persons on July 20, 2016  (collectively, the “Schedule 13D”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135. This Amendment No. 6 is being filed by the Reporting Persons to report their tender of 6,173,281 shares of Common Stock in a tender offer (described in Item 4 herein) and the subsequent acceptance of such shares tendered.  Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 14, 2016, affiliates of certain funds managed by affiliates of Apollo Management VIII, L.P. (collectively, the “Offeror”) filed with the SEC a Tender Offer Statement on Schedule TO in connection with the Offeror’s offer to purchase all of the issued and outstanding Common Stock of the Issuer, at a price of $30.25 per share, payable in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  On August 5, 2016, the Reporting Persons determined to tender all shares of Common Stock beneficially owned by such Reporting Person (6,173,281 shares in the aggregate) in the Offer.  After a number of extensions, the Offer expired at 5:00 P.M., New York City time, on September 1, 2016.  On September 2, 2016, the Offeror announced that, as of the expiration of the Offer, it had accepted for payment all of the shares of Common Stock tendered, including those tendered by the Reporting Persons, in the Offer.
Item 5.	Interest in Securities of the Issuer

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)  The Reporting Persons may be deemed to beneficially own 0 shares of Common Stock, representing 0.0% of the Issuer’s outstanding Common Stock.

(b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 0 shares of Common Stock reported in this Schedule 13D.
(c)  No transactions in the Common Stock have been effected by any of the Reporting Persons since the most recent filing of Amendment No. 5 to the Schedule 13D on July 20, 2016, except as disclosed in Item 4 of this Schedule 13D, all of which disclosures are incorporated by reference herein.
(e)  As of September 1, 2016, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

SCHEDULE 13D

CUSIP No.: 25272T104		Page 7 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response set forth in Item 4 of this Amendment No. 6 is incorporated by reference herein.

Pursuant to the Offer, the Reporting Persons tendered 6,173,281 shares of Common Stock pursuant to the terms of the Offer to Purchase and Letter of Transmittal.  In connection therewith, the Reporting Persons submitted to the Offeror a properly completed and duly executed Letter of Transmittal, the form of which is attached hereto as Exhibit 19.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit 19.	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.(A)(1)(B) to the Tender Offer Statement on Schedule TO filed by Dakota Merger Sub, Inc. on July 14, 2016)

SCHEDULE 13D

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2016

GUGGENHEIM CAPITAL, LLC

By:	/s/ Robert Saperstein
Name: Robert Saperstein
Title: Senior Managing Director

GUGGENHEIM PARTNERS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
Name: Robert Saperstein
Title: Senior Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT HOLDINGS, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
Name: Robert Saperstein
Title: Senior Managing Director

GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC

By:	Guggenheim Capital, LLC, parent company

By:	/s/ Robert Saperstein
Name: Robert Saperstein
Title: Senior Managing Director

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).